Form G-FIN/A



11021928

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires April 30, 2013

OFFICIAL USE

11- 00170

Notice of Government Securities Broker or Government Securities Dealer Activities
To Be Filed by a Financial Institution Under Section 15C(a)(1)(B)
of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

    A. ☒ Comptroller of the Currency
    B. ☐ Board of Governors of the Federal Reserve System
    C. ☐ Federal Deposit Insurance Corporation
    D. ☐ Office of Thrift Supervision
    E. ☐ Securities and Exchange Commission

2. Conducts business as:

    A. ☐ Government Securities Broker
    B. ☐ Government Securities Dealer
    C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

    A. ☐ Notice
    B. ☒ Amendment

[stamp: SEC... RECEIVED PROCESSING APR 15 2011 SECTION]

4. A. Full name of the financial institution:

    Bank of Oklahoma

   B. Address of principal office of financial institution:

    Bank of Oklahoma Tower, One Williams Center, Plaza Southeast, Tulsa, OK 74192

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

    Same as Item B

   D. Mailing address if different from (B) or (C):

    P.O. Box 2300, Plaza Southeast, Tulsa, OK 74197

   E. Name, title and telephone number of contact person with respect to this notice:

Brett A. Dean	Senior Vice President	405-272-2261
Name	Title	Telephone

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

(If yes, provide addresses and describe activities.)

1) Bank of Oklahoma
   5 Houston, 1401 McKinney
   Houston, TX 77010

2) Bank of Oklahoma
   5956 Sherry Lane, #100
   Dallas, TX 75225

3) Bank of Oklahoma
   201 Robert S. Kerr Ave. 4th Floor
   Oklahoma City, OK 73102

4) Bank of Oklahoma
   4200 Rodney Parham Rd., #215
   Little Rock, AR 75225

5) Bank of Oklahoma
   7500 College Blvd., #100
   Overland Park, KS 66219

7) Bank of Oklahoma
   230 S. 500 East, Suite 200
   Salt Lake City, UT 84102

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Grauer	Scott	B.	President and CEO
Last	First	Middle	Title
Dean	Brett	Alan	Senior Vice President
Last	First	Middle	Title
Coffman	John	Malone	Vice President
Last	First	Middle	Title
Watson	Merideth	Glen	Vice President
Last	First	Middle	Title
Robb	Arthur	Donald	Vice President
Last	First	Middle	Title

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes   B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

Brett	A.	Dean	Senior Vice President
First	Middle	Last	Title

Manual Signature   4/6/11

Date